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July 15, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	Robert Augustin
Katherine Bagley
Tayyaba Shafique
Terence O’Brien

Re:	Carlsmed, Inc.
Registration Statement on Form S-1
Submitted on June 26, 2025
File No. 333-288339

Ladies and Gentlemen,

On behalf of our client, Carlsmed, Inc. (the “Company”), we submit this letter in response to the oral comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on July 8, 2025, with respect to the Company’s Registration Statement on Form S-1 filed by the Company with the Commission on June 26, 2025 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) in response to the Staff’s oral comments, as well as certain other changes.

Set forth below are the Company’s responses to the Staff’s oral comments. We have reproduced below in bold the Staff’s comments and have provided the Company’s responses immediately following each comment. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1. Capitalized terms used in this response letter but not otherwise defined herein have the meanings set forth in Amendment No. 1.

July 15, 2025

Page Two

Oral Comments

1.
Please advise if you commissioned the 2024 Spine Fusion US Market Report (i.e. the SmartTRAK report). If so, please revise your disclosure accordingly to note that you commissioned the report and file the consent required under Rule 436 under the Securities Act.

Response: The Company acknowledges the Staff’s comment and informs the Staff that it did not commission the SmartTRAK report for use in connection with the Registration Statement. The SmartTRAK report was published independently, without the Company’s involvement, and such report is available to the public for a subscription fee.

2.
Please revise your disclosure to add a summary of the terms of the lock-up agreement described elsewhere in the prospectus to the Offering Summary.

Response: The Company acknowledges the Staff’s comment and has accordingly revised its disclosure on page 13 of Amendment No. 1.

Please do not hesitate to contact me by telephone at (858) 314-7530 with any questions or comments regarding this correspondence.

Sincerely,

/s/ H. Thomas Felix
H. Thomas Felix
of MORRISON & FOERSTER LLP

c.c.:	(via email)

Michael Cordonnier, Chief Executive Officer, President and Chairman, Carlsmed, Inc.
Leonard Greenstein, Chief Financial Officer, Carlsmed, Inc.
R. John Hensley, Morrison & Foerster LLP
James M. Krenn, Morrison & Foerster LLP
B. Shayne Kennedy, Latham & Watkins LLP
J. Ross McAloon, Latham & Watkins LLP